Exhibit 99.1

press release

ArcelorMittal announces sale of 40 million common shares in Cleveland-Cliffs for gross proceeds of $651.6 million

9 February 2021, 08:30 CET

ArcelorMittal North America Holdings LLC, a wholly-owned subsidiary of ArcelorMittal S.A. (‘ArcelorMittal’ or ‘the Company’), today announces an agreement to sell 40 million Cleveland-Cliffs common shares through a fully underwritten public market offering. The transaction is a part of a combined primary and secondary public offering of Cleveland-Cliffs’ shares.

This divestment crystalizes additional proceeds from the transaction with Cleveland-Cliffs announced on 28 September 2020 and completed on 9 December 2020. The proceeds from the sale of Cleveland-Cliffs common shares will be used for a new share buyback programme of ArcelorMittal common shares. The details and conditions of the buyback will be announced following the expiry of the Company’s current closed period on 15 February.

Following the sale of 40 million of Cleveland-Cliffs common shares ArcelorMittal North America Holdings LLC will continue to hold approximately 38 million common shares in addition to shares of non-voting preferred stock redeemable at Cleveland-Cliffs’ option for an equivalent value of approximately 58 million common shares.

A registration statement relating to the common shares being sold in the offering has been filed with the Securities and Exchange Commission (the “SEC”) and is effective. The offering will be made only by means of a prospectus supplement and an accompanying prospectus. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may be obtained for free by visiting the SEC’s website at www.sec.gov. Alternatively, copies may be obtained by contacting BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department or by emailing dg.prospectus_requests@bofa.com.

No communication and no information in respect of the offering of securities may be distributed to the public in any jurisdiction where a registration or approval is required. The offering or subscription of securities may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

ENDS